SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
THE MEXICO EQUITY AND INCOME FUND, INC.
(Name of Subject Company (issuer))
THE MEXICO EQUITY AND INCOME FUND, INC.
(Names of Filing Persons (offerer and issuer))
Preferred Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
592834204
(CUSIP Number of Class of Securities)
Attn: Phillip Goldstein, Chairman
The Mexico Equity and Income Fund, Inc.
615 E. Michigan St., 2nd Floor
Milwaukee, Wisconsin 53202
(866) 700-6104
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
copy to:
Thomas R. Westle
Blank Rome LLP
405 Lexington Ave., 23rd Floor
New York, New York 10174
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$8,358,920(a)	$328.51	(b)

(a) Calculated as the aggregate maximum repurchase price to be paid for 268,000 shares (25% of the issued and outstanding shares of preferred stock) in the offer, based upon a price of $31.19 (99% of net asset value per preferred share at May 21, 2008).
(b) Calculated as 100% of the Transaction Valuation.
☐ Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
Introductory Statement
This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Mexico Equity and Income Fund, Inc. (the “Fund”), a Maryland corporation, to repurchase up to 25% of its issued and outstanding shares of preferred stock, par value $0.001 per share (“Preferred Shares”), or up to 268,000 issued and outstanding Preferred Shares, upon the terms and subject to the conditions contained in the Offer to Repurchase dated May 30, 2008 and the related Letter of Transmittal that are filed as exhibits to this Schedule TO.
This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

SIGNATURE
EXHIBIT INDEX
Offer to Repurchase
Form of Letter of Transmittal
DTC Delivery Election Form
Form of Notice of Guaranteed Delivery
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Letter to Stockholders
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Summary Publication
Guidelines for Certification of Taxpayer Number
Press Release

Item 12.            Exhibits

(a)(1)(i)	Offer to Repurchase dated May 30, 2008
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	DTC Delivery Election Form
(a)(1)(iv)	Form of Notice of Guaranteed Delivery
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter to Stockholders
(a)(1)(vii)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(viii)	Summary Publication
(a)(1)(ix)	Guidelines for Certification of Taxpayer Number on Substitute Form W-9
(a)(2)	None
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	Press release issued on May 30, 2008
(b)	None
(d)	None
(g)	None
(h)	None
Item 13. Information Required by Schedule 13e-3.
Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MEXICO EQUITY AND INCOME FUND, INC.

By:	/s/ Maria Eugenia Pichardo
Name:	Maria Eugenia Pichardo
Title:	President

Dated: May 30, 2008

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION	EXHIBIT NO. IN FILING
(a)(1)(i)	Offer to Repurchase dated May 30, 2008	99.(a)(1)(i)

(a)(1)(ii)	Form of Letter of Transmittal	99.(a)(1)(ii)

(a)(1)(iii)	DTC Delivery Election Form	99.(a)(1)(iii)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery	99.(a)(1)(iv)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(v)

(a)(1)(vi)	Form of Letter to Stockholders	99.(a)(1)(vi)

(a)(1)(vii)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(vii)

(a)(1)(viii)	Summary Publication	99.(a)(1)(viii)

(a)(1)(ix)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9	99.(a)(1)(ix)

(a)(5)	Press release issued May 30, 2008	99.(a)(5)

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